November 22, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention: Larry Greene

     Re:     Advantage Advisers Multi-Sector Fund I
             (SEC File Nos. 333-67926, 811-10473)
             ____________________________________


Dear Larry:

     On behalf of Advantage Advisers Multi-Sector Fund I, a Delaware business trust (the "Fund"), please find a courtesy copy of post-effective amendment No. 8 to the Fund's registration statement filed on November 22, 2006 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and the General Rules and Regulations thereunder, and the Investment Company Act of 1940, as amended, and the General Rules and Regulations thereunder. Post-effective amendment No. 8 is made under Rule 486(a) of the Securities Act and will be effective upon January 21, 2007, which is the 60th day after this filing. Before the passing of January 21, 2007, the Fund intends to file a post-effective amendment No. 9 which includes the 2006 financial information under Rule 486(b) of the Securities Act, pursuant to which post-effective amendment No. 9 is to be effective immediately. This two-step filing procedure is in line with the filing history of the Fund.

     Also provided, please find a blacklined document that reflects all changes to post-effective amendment No. 8 since the Rule 497(c) prospectus filed on January 27, 2006.

     If you have any questions or require any further information with respect to post-effective amendment No. 8 or any other matter relating to the Fund, please call the undersigned at (617) 573-4814.

                                                     Very truly yours,


                                                     /s/ Thomas  A. DeCapo
                                                     _____________________
                                                     Thomas A. DeCapo

cc:  Bryan McKigney
     Deborah Kaback